Exhibit 99.1

INTELLIGENT GROUP LIMITED

(incorporated in the British Virgin Islands with limited liability)

NOTICE OF 2025 ANNUAL GENERAL MEETING OF SHAREHOLDERS

To be held on June 19, 2025 at 10: 00 AM, HONG KONG TIME

Dear Shareholder:

NOTICE IS HEREBY GIVEN that the 2025 Annual General Meeting of Shareholders (the “Meeting” or “Annual Meeting”) of Intelligent Group Limited, a British Virgin Islands business company (the “Company”), will be held on June 19, 2025, at Room 1203C, 12/F, Tower 1, Admiralty Centre, 18 Harbour Road, Admiralty, Hong Kong, commencing at 10: 00 AM, Hong Kong Time, to consider and act upon the following Proposal:

AGENDA FOR ANNUAL MEETING

1.	Ratification of Independent Auditors (Proposal One). To ratify the appointment of SFAI MALAYSIA PLT as the Company’s independent registered public accounting firm for the fiscal year ending 2025.

The Proposal above and key related information are more fully discussed and disclosed in the accompanying Proxy Statement, which is incorporated herein and made part of this Notice. You are encouraged to review the Proxy Statement carefully and completely.

Only shareholders of record holding our ordinary shares at the close of business on May 20, 2025 (the “Record Date”) are entitled to notice of and to vote during the Annual Meeting or at any adjournments thereof. This Notice is prepared and dated on the Record Date.

This Notice, Proxy Statement, and accompanying form of proxy card are being distributed and made available to shareholders on or about May 28, 2025.

Your vote is important. You may vote via the Internet by following the instructions provided on your proxy card, by completing, signing, and returning the enclosed proxy card by mail, or by voting in person at the Annual Meeting. Voting now will not prevent you from voting your shares in person if you choose to attend the meeting.

By Order of the Board of Directors Sincerely
/s/ Wai Lau
Wai Lau
Chief Executive Officer, Chairlady of the Board and Director

INTELLIGENT GROUP LIMITED

ANNUAL GENERAL MEETING OF SHAREHOLDERS

June 19, 2025

10:00 AM, Hong Kong Time

PROXY STATEMENT

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors of Intelligent Group Limited, a British Virgin Islands business company (the “Company”), for use at the Company’s 2025 Annual General Meeting of Shareholders, or at any adjournments thereof (the “Meeting” or “Annual Meeting”). The Meeting will be held on June 19, 2025, at Room 1203C, 12/F, Tower 1, Admiralty Centre, 18 Harbour Road, Admiralty, Hong Kong, commencing at 10: 00 AM, Hong Kong Time.

SHAREHOLDERS ENTITLED TO VOTE

Only shareholders that owned ordinary shares as of the close of business on May 20, 2025 (the “Record Date”) are entitled to receive this Proxy Statement, notice of the Annual Meeting, the enclosed proxy card, and to cast votes at the Annual Meeting. Each holder of the Class A Ordinary Shares shall be entitled to one vote in respect of each Class A Ordinary Share held by such holder on the Record Date. Each holder of the Class B Ordinary Shares shall be entitled to 50 votes in respect of each Class B Ordinary Share held by such holder on the Record Date.

QUORUM

The presence at the Meeting, either in person or represented by valid proxy, of shareholders holding ordinary shares representing more than one-half of the total outstanding votes of the ordinary shares entitled to vote at the Meeting shall constitute a quorum.

METHODS OF VOTING

Your vote is extremely important. We strongly encourage each shareholder to promptly cast votes by one of the following convenient methods:

●	By Internet;

●	By Mail: You may vote by mail by completing, signing, dating, and returning your enclosed proxy card; or

●	In Person at the Annual Meeting: You may also attend the Annual Meeting to cast your vote personally. If you attend and vote at the meeting after previously submitting a proxy, your prior proxy will be revoked automatically upon casting your vote in person.

Proxies returned properly signed and completed will be voted as specified. If no specific instructions are included, proxies will be voted consistent with the Board’s recommendations (“FOR” voter support). You retain the right to revoke your proxy and vote personally at the Annual Meeting.

If your shares are registered directly in your name with our transfer agent (“registered shareholders”), please vote promptly using one of the methods described in the instructions. Your shares will be voted according to your directions. If your shares are held in “street name” through a broker, bank, or other nominee (“beneficial shareholders”), please carefully follow the voting instructions provided by your broker, bank, or nominee to ensure your shares are voted as you direct.

PROPOSAL TO BE VOTED ON

At the Meeting, resolutions of shareholders will be proposed as follows:

1.	Ratification of Independent Auditors (Proposal One). To ratify the appointment of SFAI MALAYSIA PLT as the Company’s independent registered public accounting firm for the fiscal year ending 2025.

The Board of Directors recommends a vote “FOR” each of the Proposal No. 1.

COST OF SOLICITATION

The Company will bear all costs associated with the solicitation of proxies, including expenses incurred in preparing, assembling, printing, and distributing proxy materials and soliciting shareholder votes.

ANNUAL REPORT TO SHAREHOLDERS

Pursuant to NASDAQ Marketplace Rules permitting electronic delivery of annual reports, the Company posts its Annual Report on Form 20-F for the fiscal year ended 2024 (the “2024 Annual Report”) at the U.S. Securities and Exchange Commission’s website (www.sec.gov). To reduce costs and environmental impact, printed copies are not mailed unless specifically requested. You may request a paper or email copy, free of charge, by contacting Investor Relationship at Karen.deng@intelligentjoy.com.

PROPOSAL ONE

RATIFY APPOINTMENT OF INDEPENDENT AUDITORS

The Board has selected SFAI MALAYSIA PLT as the Company’s independent registered public accounting firm for the fiscal year ending 2025.

If the appointment of SFAI MALAYSIA PLT is not approved, the Audit Committee of the Board will reconsider the appointment.

Approval of this proposal requires the affirmative vote of a simple majority of the total voting rights represented by votes validly cast, either in person or by proxy, at the Meeting.

BOARD’S RECOMMENDATION ON PROPOSAL ONE

THE BOARD UNANIMOUSLY RECOMMENDS SHAREHOLDERS VOTE “FOR” THE RATIFICATION IN PROPOSAL ONE.

OTHER MATTERS

As of the date of this Proxy Statement, the Board is not aware of any additional business requiring shareholder action at the Annual Meeting other than the proposals described herein.

By Order of the Board of Directors Sincerely
/s/ Wai Lau
Wai Lau
Chief Executive Officer, Chairlady of the Board and Director

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